

05040135

SECURITI[illegible] SSION

PROCESSED

APR 29 2005

THOMSON FINANCIAL

(A) VF 4-20-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	~~September 30, 1998~~
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 66082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
APR 14 2005
PROCESSING
WASH. D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitehorne & Company, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Walnut Street
(No. and Street)

Newport (City) RI (State) 02840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leila Jenkins 401-848-7998
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Detwiler, Devin A. CPA
(Name — *if individual, state last, first, middle name*)

163 Aquidneck Ave., Middletown, RI 02842
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB

[illegible] 4/20

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Leila C Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitehorne & Company, Ltd., as of April 11, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Donna S. Gustafson

Notary Public

3/11/05



DONNA S. GUSTAFSON
MY COMMISSION # DD 361133
EXPIRES: February 8, 2009
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Dannin
& Mendell INC.
FINANCIAL STATEMENT PREPARATION
TAX RETURNS ◦ PAYROLLS ◦ BOOKKEEPING

FINANCIAL SERVICES

INDEPENDENT AUDITORS REPORT

To the Shareholder of
Whitehorne & Company, Ltd.
Newport, Rhode Island

I have audited the accompanying statements of financial condition of Whitehorne & Company, Ltd. (an S corporation) as of December 31, 2004, and the related statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that our audits provide a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitehorne & Company, Ltd. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental information on Pages 9-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Middletown, Rhode Island
February 21, 2005



Devin A. Detwiler, CPA

163 Aquidneck Avenue ◦ P.O. Box 4639 ◦ Middletown, RI 02842
Telephone 401-847-6575 FAX 401-848-5780

ADDENDUM TO INDEPENDENT AUDITORS REPORT

To the Shareholder of
Whitehorne & Company, Ltd.
Newport, Rhode Island

No material inadequacies were found to exist or found to have existed since December 31, 2003.



Devin A. Detwiler, CPA